+1 212 450 4000 davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

April 28, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Brunhofer
Michelle Miller
Sandra Hunter Berkheimer
David Lin

Re:	Circle Internet Group, Inc.

Registration Statement on Form S-1

File No. 333-286310

Ladies and Gentlemen:

On behalf of our client, Circle Internet Group, Inc. (the “Company”), and as discussed with the staff of the Securities and Exchange Commission (the “SEC”), this letter sets forth certain information proposed to be included in an amendment to the Company’s Registration Statement on Form S-1 relating to its proposed initial public offering (the “Registration Statement”) that will be filed with the SEC at a later date.

Preliminary results as of and for the three months ended March 31, 2025

Set forth below are preliminary estimates of selected unaudited financial information for the three months ended March 31, 2025 and unaudited financial information for the three months ended March 31, 2024. Our consolidated financial statements as of and for the three months ended March 31, 2025 are not yet available and are subject to completion of our financial closing procedures. The following information reflects our preliminary estimates based on currently available information and is subject to change. We have provided ranges, rather than specific amounts, for the preliminary results described below because we are still in the process of finalizing our financial results as of and for the three months ended March 31, 2025 and, as a result, our final reported results may vary from the preliminary estimates; however, we do not expect our final reported results to materially differ from the preliminary results shown below. The preliminary financial data included in this prospectus have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed, compiled, or performed any procedures with respect to this preliminary financial information. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

Division of Corporation Finance U.S. Securities and Exchange Commission

	Three months ended March 31, 2025		Three months ended March 31, 2024
	High	Low
	(in thousands)
Revenue and reserve income
Reserve income	$563,500	$541,100	$359,639
Other revenue	20,900	20,000	5,455
Total revenue and reserve income from continuing operations	584,400	561,100	365,094
Distribution, transaction, and other costs
Distribution and transaction costs	350,800	336,900	202,742
Other costs	500	300	3,995

Total distribution, transaction, and other costs	351,300	337,200	206,737
Operating expenses
Compensation expenses	76,300	73,300	61,149
General and administrative expenses	31,000	29,700	30,517
Depreciation and amortization expense	14,000	13,400	11,593
IT infrastructure costs	7,700	7,400	6,334
Marketing expenses	3,900	3,700	818
Digital assets (gains) losses and impairment	6,300	6,100	(4,373)
Gain on sale of intangible assets	100	—	—

Total operating expenses	139,300	133,600	106,038

Operating income from continuing operations	93,800	90,300	52,319
Other income (expense), net	(3,100)	(3,000)	20,557

Net income before income taxes	90,700	87,300	72,876
Income tax expense	25,300	24,300	24,237

Net income from continuing operations	$65,400	$63,000	$48,639

Other financial information:
Adjusted EBITDA(1)	$123,750	$118,700	$76,258

(1)

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this prospectus Adjusted EBITDA, a non-GAAP financial measure that we calculate as net income from continuing operations excluding: depreciation and amortization expense; interest expense, net of amortization of discounts and premiums; interest income; income tax expense; stock compensation expense; certain legal expenses; realized and unrealized (gains) losses, net, on digital assets held for investment, other related investments and strategic investments; realized (gains) losses on available-for-sale debt securities; restructuring expenses; acquisition-related costs; change in fair value of convertible debt, warrant liability, and embedded derivatives; (gain) loss on sale of long-lived assets; and foreign currency exchange loss. For additional information regarding our use and the limitations of Adjusted EBITDA, see “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP financial measures.” The following table reconciles Adjusted EBITDA to net income from continuing operations, the most closely comparable GAAP financial measure:

Division of Corporation Finance U.S. Securities and Exchange Commission

	Three months ended March 31, 2025		Three months ended March 31, 2024
	High	Low
	(in thousands)
Net income from continuing operations	$65,400	$63,000	$48,639
Adjusted for:
Depreciation and amortization expense	14,000	13,400	11,593
Interest expense, net of amortization of discounts and premiums	500	300	497
Interest income(1)	(8,100)	(7,700)	(8,353)
Income tax expense	25,300	24,300	24,237
Stock compensation expense	12,900	12,300	9,480
Certain legal expenses(2)	1,950	1,800	1,678
Realized and unrealized (gains) losses, net, on digital assets held for investment, other related investments and strategic investments	8,300	8,000	(4,363)
Realized (gains) losses on available-for-sale debt securities	—	—	(3)
Restructuring expenses(3)	—	—	760
Acquisition-related costs(4)	550	500	—
Change in fair value of convertible debt, warrant liability, and embedded derivatives	2,300	2,300	(8,095)
(Gain) loss on sale of long-lived assets	100	—	47
Foreign currency exchange loss	550	500	141

Adjusted EBITDA	$123,750	$118,700	$76,258

(1)	Reflects interest income from corporate cash and cash and cash equivalents balances. For the avoidance of doubt, this amount does not include the impact of reserve income.
(2)

Reflects litigation expenses related to the FT Partners litigation and legal and settlement expenses related to legacy businesses. Refer to Note 23 to our consolidated financial statements included elsewhere in this prospectus for a summary of these legal matters.

(3)	Reflects one-time restructuring expenses incurred in connection with our change in domicile from the Republic of Ireland to the State of Delaware.
(4)	Reflects legal and professional services costs related to the Hashnote acquisition in the first quarter of 2025.

Reserve income. We estimate that our reserve income will be between $541.1 million and $563.5 million for the three months ended March 31, 2025, compared to $359.6 million for the three months ended March 31, 2024. The expected increase is primarily driven by an approximate 90% increase in average USDC in circulation, reflecting increased demand for Circle stablecoins related to digital asset trading activity, market share gains in key markets, and expanded strategic partnerships and integrations, partially offset by a decrease in average yields of approximately 100 basis points reflecting interest rate actions undertaken by the U.S. Federal Reserve.

Distribution and transaction costs. We estimate that our distribution and transaction costs will be between $336.9 million and $350.8 million for the three months ended March 31, 2025, compared to $202.7 million for the three months ended March 31, 2024. The expected increase is primarily driven by increases in distribution costs paid to Coinbase as a combined result of increased reserve income and their on-platform balances and increases in other distribution costs related to new strategic distribution partnerships.

Total operating expenses. We estimate that our total operating expenses will be between $133.6 million and $139.3 million for the three months ended March 31, 2025, compared to $106.0 million for the three months ended March 31, 2024. The expected increase is primarily driven by increases in compensation expenses driven by increases in average global headcount, an increase in digital assets (gains) losses and impairment due to market fluctuations in prices of digital assets, and increased marketing and IT infrastructure spend as we continue to build, grow, and scale our company.

In addition, set forth below are our key operating indicators as for the three months ended March 31, 2025. For the definition and calculation of these indicators, see “Management’s discussion and analysis of results of operations and financial condition—Key operating and financial indicators.”

Division of Corporation Finance U.S. Securities and Exchange Commission

Three months ended March 31, 2025
(in millions, except reserve return rate and stablecoin market share)
Key operating data:
USDC in circulation, end of period	$59,976
Average USDC in circulation	$54,136
Reserve return rate	4.1% to 4.2%
USDC on platform, end of period	$3,857
Daily weighted-average percentage of USDC on platform	5.7%
USDC minted	$52,831
USDC redeemed	$(36,712)
Stablecoin market share, end of period	29%
Meaningful Wallets, end of period	4.88

* * *

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com or Daniel P. Gibbons at (212) 450-3222 or dan.gibbons@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

CC: Jeremy Allaire

Heath Tarbert

Sarah K. Wilson

    Circle Internet Group, Inc.